Deloitte.

Deloitte & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA
Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59771 on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of the Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2008.

DELOITTE & TOUCHE LLP

Indianapolis, IN
June 25, 2010